News Release
Sustainable Growth

HARVEST ENERGY ANNOUNCES CLOSING OF C$250 MILLION CONVERTIBLE DEBENTURE FINANCING NOT FOR DISSEMINATION IN THE UNITED STATES OR OVER U.S. NEWSWIRE SERVICES

Calgary, Alberta – April 25, 2008 (TSX: HTE.UN; NYSE: HTE)

Harvest Energy Trust ("Harvest") is pleased to announce that it has closed its previously announced convertible debenture financing. Upon closing, Harvest issued Cdn$250 million principal amount of 7.50% convertible unsecured subordinated debentures (the "Debentures") for total net proceeds of Cdn$240 million. The underwriters may elect to exercise their over-allotment option to purchase an additional Cdn$37.5 million principal amount of Debentures at the same offering price, in whole or in part, for a period of 30 days following today’s closing.

Harvest will use the net proceeds of this financing to repay outstanding bank indebtedness.

The financing was underwritten by a syndicate led by CIBC World Markets Inc. and TD Securities Inc. as joint bookrunners, and included RBC Capital Markets and Scotia Capital Inc. as co-lead managers and HSBC Securities (Canada) Inc. and National Bank Financial Inc. as co-managers.

The Convertible Debentures offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Harvest is a significant operator in Canada's energy industry offering Unitholders exposure to an integrated structure with upstream and downstream segments. We focus on identifying opportunities to create and deliver value to Unitholders through monthly distributions and unit price appreciation. Our upstream oil and gas production is weighted approximately 73% to crude oil and liquids and 27% to natural gas, and is complemented by our long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

Investor & Media Contacts:

John Zahary, President & CEO

Robert Fotheringham, Chief Financial Officer

Cindy Gray, Manager, Investor Relations

Corporate Head Office:
Harvest Energy
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4 Phone: (403) 265-1178
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca